SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35143; 812-15527

Coller Secondaries Private Equity Opportunities Fund and Coller Private Market Secondaries

Advisors, LLC

February 22, 2024

AGENCY:  Securities and Exchange Commission ("Commission" or "SEC").

ACTION:  Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 (the "Act")

for an exemption from sections 18(a)(2), 18(c) and 18(i) of the Act, under sections 6(c) and 23(c)

of the Act for an exemption from rule 23c-3 under the Act, and for an order pursuant to section

17(d) of the Act and rule 17d-1 under the Act.

Summary of Application:  Applicants request an order to permit certain registered closed-end

investment companies to issue multiple classes of shares and to impose asset-based distribution

and/or service fees and early withdrawal charges.

Applicants:  Coller Secondaries Private Equity Opportunities Fund and Coller Private Market

Secondaries Advisors, LLC

Filing Dates:  The application was filed on November 27, 2023, and amended on February 5,

2024.

Hearing or Notification of Hearing:  An order granting the requested relief will be issued unless

the Commission orders a hearing.  Interested persons may request a hearing on any application

by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with

a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or

personally or by mail, if a physical address is listed for the relevant Applicant below.  Hearing requests should be received by the Commission by 5:30 p.m. on March 18, 2024, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Richard Jason Elmhirst, Coller Secondaries Private Equity Opportunities Fund, cc-compliance@collercapital.com, with a copy to Rajib Chanda, Esq., Simpson Thacher & Bartlett LLP, rajib.chanda@stblaw.com, and Nathan Somogie, Esq., Simpson Thacher & Bartlett LLP, nathan.somogie@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Trace W. Rakestraw, Senior Special Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' application, dated February 5, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at

https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html.  You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated

authority.

**Sherry R. Haywood,**

*Assistant Secretary.*